NEWS RELEASE

Nunatsiavut Government Officially Ends 3-Year Uranium Mining Moratorium in Labrador

March 12, 2012	(NYSE Amex: CXZ) (TSX: CXX)

Crosshair Energy Corporation (NYSE Amex: CXZ) (TSX: CXX) (“Crosshair” or the “Company”) is pleased to announce that the Nunatsiavut Government of Newfoundland and Labrador enacted its Environmental Protection Act and an amendment to the Labrador Inuit Lands Act. This legislation officially lifts the moratorium on the working, production, mining and development of uranium on Labrador Inuit Lands, which had been in effect since April 2008.

“Labrador contains one of the largest undeveloped uranium resources in the world,” said Stewart Wallis, President and CEO of Crosshair. “Lifting this moratorium allows uranium companies operating in Labrador, such as Crosshair and Paladin, to advance their projects and paves the way for an economic infusion that mineral exploration and development will bring to the communities of Labrador.”

The moratorium was originally put in place in April 2008 for a period of three years, in order to allow the Nunatsiavut Government time to establish a lands administration system and to develop an Environmental Assessment Act and environmental protection legislation. Even though 92% of Crosshair’s Labrador property falls outside the Labrador Inuit Lands, the moratorium had a significant negative impact on the market value of all companies operating in Labrador.

The focus of Crosshair’s exploration activities in Newfoundland and Labrador are the CMB and CMB-JV properties. The CMB Project consists of 2,116 claims in 22 licences and covers 529 square km. It hosts the C Zone – Area 1 – Armstrong Corridor, which has a current Indicated Mineral Resource of 5.19 million pounds of uranium (6.92 million tonnes at 0.034% U3O8) and an additional Inferred Mineral Resource of 5.82 million pounds of uranium (8.17 million tonnes at 0.032% U3O8) between all three zones.  It also contains an Indicated Mineral Resource of 42.8 million pounds of vanadium (14.7 million tonnes at 0.15% V2O5) and an additional Inferred Mineral Resource of 93.6 million pounds (28.3 million tonnes at 0.16% V2O5). All three zones remain open and future programs will be aimed at confirming the continuity of mineralization between the zones.

The CMB JV Project (800 claims in 11 licences) is a joint venture partnership with Silver Spruce Resources (“SSE”).  The Company has notified SSE that their interest will be diluted to less than 10% and thus they will now retain a 2% Net Smelter Return Royalty. The Project is host to the Two Time Zone, which has an existing Indicated Mineral Resource of 2.33 million pounds of uranium (1.82 million tonnes at 0.058% U3O8) and an additional Inferred Mineral Resource of 3.73 million pounds of uranium (3.16 million tonnes at 0.053% U3O8), also open for expansion. In addition to the Two Time prospect, the CMB-JV also contains the Firestone, South Brook, Running Man and Big Bear prospects.

Stewart Wallis, P.Geo. President and CEO of Crosshair and a Qualified Person as defined by NI 43-101, has reviewed and approved the technical information contained in this news release.

Additional information about the CMB Project can be found in the Form 43-101 Technical Report on the Central Mineral Belt (CMB) Uranium - Vanadium Project, Labrador, Canada, dated January 20, 2011 (Rev March 10, 2011).  Additional information regarding the CMB JV Project can be found in the Technical Report on the CMBNW Property, Labrador Canada dated June 22, 2009. Copies of both reports are available on SEDAR at www.sedar.com.

About Crosshair

Crosshair is a prominent player in the exploration and development of uranium and vanadium projects in the US and Canada.  Its flagship properties, Bootheel and Juniper Ridge, have established resources and are located in uranium mining friendly Wyoming.  Bootheel has the potential to be mined using in-situ recovery methods. The CMB Uranium/Vanadium Project and the CMB JV Uranium Project are located in Labrador, Canada and have four currently defined resources - C Zone, Area 1, Armstrong and Two Time Zone.  The Crosshair team is composed of knowledgeable and experienced professionals with global experience in exploration, mining and corporate finance that are committed to operating in an environmentally responsible manner.

For more information on Crosshair and its properties, please visit the website at www.crosshairenergy.com.

ON BEHALF OF THE CROSSHAIR BOARD
"Mark J. Morabito"
EXECUTIVE CHAIRMAN

T: 604-681-8030
F: 604-681-8039
E: info@crosshairenergy.com
www.crosshairenergy.com

For Investor Relations, please call:
Bevo Beaven
720-932-8300

Cautionary Note Regarding Forward-Looking Information
Information set forth in this news release may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. Forward-looking statements or information relate to, among other things the potential economic benefits to Labrador, mineral resource estimates on the Company’s properties and the exploration potential of the Company's properties. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; tax consequences to U.S. shareholders and other risks and uncertainties, including those described in the Risk Factors section in the Company’s Annual Report on Form 20-F for the financial year ended April 30, 2011 filed with the Canadian Securities Administrators and available at www.sedar.com. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Cautionary Note Concerning Reserve and Resource Estimates

This press release uses the terms “reserves”, “resources”, “proven reserves”, “probable reserves”, “measured resources”, “indicated resources” and “inferred resources”.  United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission (the “SEC”) does not recognize them.  Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves.  Inferred Resources are in addition to Measured and Indicated Resources.  Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.  It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category.  Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically.  Disclosure of “contained ounces” is permitted disclosure under Canadian regulations, however, the SEC normally only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures.  Accordingly, information concerning descriptions of mineralization and resources contained in this release may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC. National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all reserve and resource estimates referred to in this press release or released by the Company in the future have been or will be prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.  The requirements of NI 43-101 are not the same as those of the SEC and any reserves reported by the Company in compliance with NI 43-101 may not qualify as reserves under the SEC’s standards.